

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

December 4, 2009

Mr. Donald W. Pearson
Chief Financial Officer
AMCOL International Corporation
2870 Forbs Avenue
Hoffman Estates, IL 60192

      Re: **AMCOL International Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 16, 2009, as amended September 29, 2009
                Definitive Proxy Statement
                Filed March 25, 2009
                Response Letter Dated November 12, 2009
                File No. 1-14447

Dear Mr. Pearson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                          Sincerely,

                          Anne Nguyen Parker
                          Branch Chief